Stephen Fraidin To Call Writer Directly: (212) 446-4840 stephen.fraidin@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 8, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Christina Chalk

Re:	GrafTech International Ltd.
DFAN14A filed April 22, 2014
Filed by Nathan Milikowsky et al.
File No. 001-13888

Ms. Chalk,

I am writing this letter in response to the questions you raised regarding the email dated April 19, 2014, which Mr. Milikowsky filed under cover of DFAN14A (the “Milikowsky Email”), along with the letter from Royce & Associates in response to Mr. Milikowsky’s email, dated April 24, 2014 (the “Royce Letter”), which we understand you have received a copy of.

As you pointed out, the Royce Letter states that the Milikowsky Email contains “a wholly inaccurate description” of Mr. George’s statements and that Mr. George recalls that his only question during the meeting referenced in the Royce Letter was “whether it was appropriate” for Mr. Milikowsky to continue being a director.

As we discussed with you, we have reviewed the Royce Letter with Mr. Milikowsky, and his recollection of his discussion with Mr. George is consistent with what he included in the Milikowsky Email. Mr. Milikowsky does not have a clear recollection regarding what he said about the SEC investigation, although he does believe he mentioned it.

To put all of this in context, during the last several weeks, GrafTech has issued the following statements regarding Mr. Milikowsky’s suitability as a board member.

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Christina Chalk May 8, 2014 Page 2

•	“Nathan Milikowsky continues to include himself as a nominee, despite the Board’s evidence-based conclusion that his prior breaches and conduct demonstrate that he is not a qualified candidate. Nathan Milikowsky’s personal quest to reinstate himself to GrafTech’s Board in spite of his breaches and conduct is at the heart of the issue. We have made a number of good faith efforts to resolve this matter. GrafTech’s Board and management will not compromise on good corporate governance and ethics, plain and simple.” (Source: Graftech Press Release, dated April 16, 2014.)
•	“Nathan Milikowsky was not re-nominated to the Board in 2013 for his own failure to meet GrafTech’s corporate governance standards.” (Source: GrafTech Press Release, dated April 24, 2014.)
•	“Nathan Milikowsky’s personal quest to reinstate himself to GrafTech’s Board in spite of his clear breaches of good corporate governance and ethics is at the heart of the issue.” (Source: GrafTech Press Release, dated April 24, 2014.)
•	“In 2012, the GrafTech Board unanimously appointed a committee of independent directors as well as independent investigatory counsel to conduct a thorough investigation into apparent leaks of confidential inside information that were brought to the Board’s attention by several members of the management team. After completion of its investigation, investigatory counsel reported its conclusion that there had been leaks of material nonpublic information, that there was evidence that Nathan Milikowsky was the source of the leaks, that there was no evidence to support a conclusion that management or any other director was the source of the leaks and that at least some of that information could not have been developed independently.” (Source: GrafTech Press Release, dated April 24, 2014.)
•	“GrafTech’s independent Nominating Committee concluded that the facts, circumstances and evidence it considered in advance of the 2013 Annual Meeting established that the conditions to the re-nomination of Nathan Milikowsky for election as a director were not satisfied, that the Stockholders’ Agreement was breached, and that Nathan Milikowsky’s presence on the Board was disruptive to Board functioning.” (Source: GrafTech Press Release, dated April 24, 2014.)
•	“Nathan Milikowsky continues to insist that he include himself as a nominee, despite the Board’s evidence-based conclusion that his prior governance breaches and conduct demonstrate that he is not a qualified candidate.” (Source: GrafTech Press Release, dated April 24, 2014.)
•	“Following a comprehensive and thorough process over the course of six months, independent investigatory counsel concluded that there had been leaks of information, that there was evidence that Nathan Milikowsky was the source of the leaks and that there was no

Christina Chalk May 8, 2014 Page 3

evidence that management or any other director was the source.” (Source: GrafTech Investor Presentation, dated April 2014.)
•	“During the investigation, other key facts were uncovered showing that Nathan Milikowsky acted inconsistently with the fiduciary responsibility of a board member under Delaware law and that the Milikowsky’s breached the Stockholders’ Agreement, to which both Nathan and Daniel were subject.” (Source: GrafTech Investor Presentation, dated April 2014.)

In response to the GrafTech statements, Save GrafTech has issued a number of statements regarding Mr. Milikowsky’s suitability as a board member, including the following.

•	“To justify the Board’s convenient bestowing of “whistleblower protection” to the CEO and to retaliate against Nathan Milikowsky, the Board, at the cost of millions of shareholder dollars in legal fees, hired a law firm to conduct an investigation. Inexplicably, this investigation did not include interviewing Nathan Milikowsky, as his meeting with investigatory counsel was scheduled to take place after their investigation had been concluded. Given the absence of proof of wrongdoing produced by the investigation, Save GrafTech offered the Board the opportunity to validate the results of that investigation by appointing an independent counsel to evaluate those findings. In response, the Board backed off the earlier investigation. Instead, the Board demanded a brand new, expensive, time-consuming, litigation-oriented investigation with yet another law firm.” (Source: Save GrafTech Letter, dated April 28, 2014.)

In addition, ISS Advisory Services issued a report on May 2, 2014 after meeting with representatives from both GrafTech and Save GrafTech and included the following statements in their report.

•	“The board’s allegations against Milikowsky are serious, and deserve shareholders’ attention. After months of proposals and counteroffers to resolve the situation, however, the key facts are that: Milikowsky adamantly denies the allegations, Milikowsky has offered to abide by the findings if a nationally-recognized law firm is hired to review the board’s evidence, and yet, the board, having released no compelling evidence to make its case, insists the only possible resolution is to mount a new investigation to substantiate its existing conclusions.” (Source: ISS Proxy Advisory Services Report re GrafTech International Ltd., dated May 2, 2014.)

Under the circumstances, and given the mix of information available to the public (including the allegations made by GrafTech against Mr. Milikowsky), it is our view that disagreements reflected in the Royce Letter are not material in connection with the current proxy contest in connection with GrafTech’s annual meeting of stockholders.

Christina Chalk May 8, 2014 Page 4

If you have any further questions I can be reached at 212-446-4840.

Best Regards,

/s/ Stephen Fraidin

Stephen Fraidin